April 20, 2023

Via EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Irene Barberena-Meissner, Staff Attorney, Division of Corporation Finance, Office of Energy & Transportation

Re:	Clean Earth Acquisitions Corp. Preliminary Proxy Statement on Schedule 14A Filed January 23, 2023 File No. 001-41306

Dear Ladies and Gentlemen:

On behalf of our client, Clean Earth Acquisition Corp. (the “Company”), we submit this letter setting forth the response of the Company to the comment provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated February 21, 2023 (the “Comment Letter”) with respect to the Company’s preliminary proxy statement on Schedule 14A (the “Proxy Statement”).

For your convenience, we have reproduced below in italics the text of the Comment Letter, followed by the Company’s response. Capitalized terms used but not defined herein shall have the meanings assigned to such terms in the Proxy Statement.

Preliminary Proxy Statement filed January 23, 2023

Cover Page

1.	We note your disclosure on page 51 that following the consummation of the business combination, Alternus will own a majority of the Company’s common stock, and as a result, Alternus will be able to substantially influence matters requiring Company stockholder or board approval, including the election of directors, approval of any potential acquisition of Company, changes to Company’s organizational documents and significant corporate transactions. Please revise your cover page to disclose that Alternus will own 64% of your common stock following the closing of the business combination, assuming no redemptions by holders of Clean Earth’s public shares. Please also advise whether you will be a controlled company under Nasdaq rules. If so, please include appropriate disclosure of this status on the prospectus cover page, Summary of the Proxy Statement, and Risk Factors. Please also disclose the corporate governance exemptions available to a controlled company and whether you intend to rely on these exemptions.

Company Response. The Company acknowledges the Staff’s comment and has made the requested changes on the cover page and also pages xvi, 38, 39, and 208 of the proxy statement.

Summary Term Sheet, page x

2.	We note your disclosure in the last bullet point on page xiv that your Sponsor invested a total of $915,000 for 7,666,667 founder shares and 890,000 private units. However, based on your disclosures in bullet points 7 and 8 on this page, it appears your Sponsor invested $8,925,000 for these shares and units. You also make this same disclosure on page 34. Please revise as appropriate.

Company Response. The Company acknowledges the Staff’s comment and has made the requested change on page x and page 34.

3.	Please revise your table presenting possible sources of dilution to include a presentation reflecting the dilutive impact of the Earn Out Shares.

Company Response. The Company acknowledges the Staff's comment and has made the requested change.

Questions and Answers for Stockholders of Clean Earth
Q: How will the business combination impact the shares of the Company outstanding after the business combination? page xix

4.	You disclose that immediately after the business combination and the consummation of the Transactions contemplated thereby, including the shares of common stock issuable on automatic conversion of the rights, the number of common shares issued and outstanding will increase to 98,246,111 shares (excluding shares issuable upon exercise of any warrants following the Closing and assuming no redemptions). However based on the information presented in the table on page xii, shares issuable on exercise of warrants appear to be included in this number. Please revise your disclosure as appropriate.

Company Response. The Company acknowledges the Staff's comment and has made the requested change on page xix to state that it includes shares issuable upon exercise of any warrants following the Closing and assuming no redemptions.

Q: Who will be controlling shareholder of the Company post-Closing? page xx

5.	Please revise to clarify that Alternus will be your controlling shareholder.

Company Response. The Company acknowledges the Staff’s comment and has made the requested change on page xx.

Q: May the Sponsor, the initial stockholder or the Company’s directors or officers or their affiliates purchase shares or public warrants? page xxiv

6.	We note your disclosure that your initial stockholder and your directors, officers, advisors and their affiliates may purchase shares or public warrants in privately negotiated transactions or in the open market either prior to or following the completion of the business combination, although they are under no obligation to do so. We further note you disclose that the purpose of any such purchases of shares could be to vote such shares in favor of the business combination and thereby increase the likelihood of obtaining stockholder approval of the business combination or to satisfy a closing condition in the Business Combination Agreement, where it appears that such requirement would otherwise not be met. Please provide us with your analysis as to how such purchases would comply with Exchange Act Rule 14e-5. To the extent that you are relying on Tender Offer Compliance and Disclosure Interpretation 166.01 (March 22, 2022), please provide an analysis regarding how it applies to your circumstances.

Company Response. The Company acknowledges the Staff's comment. Our initial stockholders, directors, officers, advisors and affiliates will not purchase public shares or public warrants in privately negotiated transactions or in the open market prior to or following the completion of the business combination. In response to the Staff’s comment, the Company has revised the disclosure on pages xxiv & 39 of the amended proxy statement.

Structure of the Business Combination, page 2

7.	Please disclose in this section the material terms of the business combination agreement relating to vesting of the Earnout Shares.

Company Response. The Company acknowledges the Staff’s comment and has disclosed the material terms of the business combination agreement relating to the vesting of the Earnout Shares on page 2 of the amended proxy statement.

Simplified Post-Business Combination Structure, page 3

8.	Please revise your diagram depicting the Company’s organizational structure immediately following the consummation of the Equity Exchange to disclose the ownership interests held by the initial stockholders, including Clean Earth’s sponsor and directors and officers, Alternus, and public stockholders.

Company Response. The Company acknowledges the Staff’s comment and has made the requested change on page 3 of the amended proxy statement.

Ownership of the Company following the Business Combination, page 4

9.	Please revise your table illustrating the varying ownership levels in the Company immediately following the consummation of the business combination to reflect the 33.3% of the founder shares which become subject to vesting on closing of the business combination and the 2,300,000 shares which will be issuable on conversion of the Rights which will automatically convert on closing of the business combination.

Company Response. The Company acknowledges the Staff's comment and has made the requested change to include the founder shares which become subject to vesting on the closing of the business combination. The 2,300,000 shares which will be issuable on conversion of the Rights are included in the Public Shares in the table.

Summary of the Proxy Statement
Opinion of Cabrillo Advisors, Inc., page 7

10.	We note your disclosure that Cabrillo Advisors delivered its fairness opinion, dated October 9, 2022 (the “Opinion”), to your board of directors that, as of the date of the Opinion and subject to and based on the assumptions made, procedures followed, other matters considered, limitations of the review undertaken and qualifications contained in such Opinion, the Transaction was fair, from a financial point of view to the holders of Clean Earth’s common stock. Please disclose, if true, that the fairness opinion addresses fairness to all shareholders as a group, and not only those shareholders unaffiliated with the sponsor or its affiliates.

Company Response. The Company acknowledges the Staff's comment. The Opinion addresses fairness to all shareholders as a group, and not only those shareholders unaffiliated with the sponsor or its affiliates. The Registrant has revised the disclosure on page 108 to clarify the Company’s efforts with respect to seeking an opinion in connection with the Transaction.

Risks Related to Alternus’ Business and Industry, page 15

11.	We note that you have disclosed risks related to Alternus throughout this section. Please revise your risk factors to clarify the nature and extent of these risks to the post- combination company. For example, we note that Alternus will continue as a separate company with certain retained subsidiaries, and will be the majority holder of Clean Earth’s outstanding common stock.

Company Response. The Company acknowledges the Staff's comment and has addressed the comment by adding more disclosure to the introduction to Alternus' Risk Factors on page 16 of the amended proxy statement.

12.	We note your disclosure on page F-96 that during the nine-month period ended September 30, 2022, four customers represented 30%, 13%, 12%, and 12% of revenues. Please add related risk factor disclosure, or tell us why you do not believe this presents a material risk.

Company Response. The Company acknowledges the Staff's comment on the financial statements for the nine-month period ended September 30, 2022. The September 30, 2022, financial statements have been replaced with the December 31, 2022 audited financials. The Company would like the Staff to note that as of December 31, 2022, only one customer represents more than 30% of the revenues and the one customer reported is a government owned entity in the respective country. The Company's customers are government owned entities in the respective countries and large private companies with BB or better credit ratings. The Company also performs business with the major customers on a regular basis. Therefore, the Company does not deem any risk related to collectability of the revenues from the customers and doesn’t deem necessary to add additional risk factor to the disclosure. The Company’s risk section broadly covers all the aspects of risks around customers.

Impact of RePowerEU programme on Alternus’ business and future prospects, page 20

13.	We note your disclosure regarding the RePowerEU programme. Please revise to clarify the related risks that are material.

Company Response. The Company acknowledges the Staff’s comment and has made the requested revisions and clarifications on page 21 of the amended proxy statement.

If Alternus fails to comply with financial and other covenants under debt arrangements, page 24

14.	We note your disclosure in this section that Solis Bond Terms require consent from the bond holders to transfer Solis Bond Company and its subsidiaries under Clean Earth Acquisitions Corp. on Closing, and your disclosure that if Alternus does not receive consent from the Bond holders, Alternus will seek to refinance the Solis Bond prior to Closing. We also note your disclosure that Alternus has no assurance that such a refinancing will close at all or on terms that are satisfactory to Alternus, and in turn, the Company. Please revise to clarify the significance of this risk, and whether the receipt of such consents or refinancing are conditions to closing the business combination.

Company Response. The Company acknowledges the Staff’s comment and has made the requested change on page 26 of the amended proxy statement. For further clarification, bondholder consent was never a condition to closing the business combination.  Additionally, and notwithstanding the previous statement, because we have now received such consent from the bondholders, this is no longer a risk. Therefore, we have deleted the statement that Solis Bond Terms require consent from the bondholders.

Risks Related to Clean Earth and the Business Combination, page 33

15.	We note that Section 13.1 of your Proposed Charter attached as Annex C includes an exclusive forum provision identifying the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any “derivative action.” We also note that this provision will not apply to suits brought to enforce any liability or duty created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction, and unless the Corporation consents in writing to the selection of an alternative forum, the federal district courts of the United States of America shall, to the fullest extent permitted by law, be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act of 1933, as amended, or the rules and regulations promulgated thereunder. Please describe this provision in your proxy statement and address any uncertainty about enforceability. In addition, provide related risk factor disclosure addressing the impact on shareholders, including that they may be subject to increased costs to bring a claim and that the provision could discourage claims or limit investors’ ability to bring a claim in a judicial forum that they find favorable.

Company Response. The Company acknowledges the Staff’s comment and has made the requested change on page 49 of the amended proxy statement. We have also added the following risk factor to address the impact of this on shareholders:

“The Proposed Charter will provide, subject to limited exceptions, that the Court of Chancery will be the sole and exclusive forum for certain shareholder litigation matters, which could limit the Combined Entity’s shareholders’ ability to obtain a chosen judicial forum for disputes with the Combined Company or its directors, officers, employees or stockholders.

The Proposed Charter will require, to the fullest extent permitted by law, that derivative actions brought in the Combined Company’s name, actions against directors, officers and employees for breach of fiduciary duty and other similar actions may be brought in the Court of Chancery or, if that court lacks subject matter jurisdiction, another federal or state court situated in the State of Delaware. Any person or entity purchasing or otherwise acquiring any interest in shares of the Combined Company’s capital stock shall be deemed to have notice of and consented to the forum provisions in the Proposed Charter. In addition, the Proposed Charter and amended and restated bylaws will provide that the federal district courts of the United States shall be the exclusive forum for the resolution of any complaint asserting a cause of action under the Securities Act and the Exchange Act. While the exclusive forum provision does not restrict the ability of shareholders to bring claims under the Securities Act, it may limit shareholders’ ability to bring a claim in the judicial forum that they find favorable and may increase certain litigation costs on the shareholders, which may discourage the filing of claims under the Securities Act against the Combined Company, its directors and officers.

In March 2020, the Delaware Supreme Court issued a decision in Salzburg et al. v. Sciabacucchi, which found that an exclusive forum provision providing for claims under the Securities Act to be brought in federal court is facially valid under Delaware law. It is unclear whether this decision will be appealed, or what the final outcome of this case will be. The Combined Company intends to enforce this provision, but it does not know whether courts in other jurisdictions will agree with this decision or enforce it.

This choice of forum provision may limit a shareholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with the Combined Company or any of its directors, officers, other employees or shareholders, which may discourage lawsuits with respect to such claims. Alternatively, if a court were to find the choice of forum provision contained in the Proposed Certificate of Incorporation to be inapplicable or unenforceable in an action, the Combined Company may incur additional costs associated with resolving such action in other jurisdictions, which could harm its business, operating results and financial condition.

Additionally, it is uncertain whether this choice of forum provision is enforceable. Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. In light of this uncertainty, investors bringing a claim may face certain additional risks, including increased costs and uncertainty of litigation outcomes.

16.	It appears that substantially all of your assets and a majority of your directors and officers are located outside the United States. Please include related risk factor disclosure addressing the impact to U.S. shareholders on their ability to effect service of process, enforce judgments, and bring original actions in foreign courts to enforce liabilities based on U.S. laws, including U.S. federal securities laws.

Company Response. The Company acknowledges the Staff’s comment and has added the following risk factor to the amended proxy statement:

“Enforcing a United States judgment against Alternus and Alternus’s executive officers and directors in Ireland may be difficult.

Alternus is incorporated in Ireland, Alternus’s corporate headquarters is located in Ireland, and many of Alternus’s current officers and directors reside in Ireland. Service of process upon Alternus, Alternus’s directors and officers, many of whom reside outside the United States, may be difficult to obtain within the United States. Furthermore, because the majority of Alternus’s assets and investments, and a number of Alternus’s directors and officers are located outside of the United States, any judgment obtained in the United States against Alternus or any of them may be difficult to collect within the United States and may not be enforced by an Irish court. It also may be difficult for you to effect service of process on these persons in the United States or to assert U.S. securities law claims in original actions instituted in Ireland. Irish courts may refuse to hear a claim based on an alleged violation of U.S. securities laws reasoning that Ireland is not the most appropriate forum in which to bring such a claim. In addition, even if an Irish court agrees to hear a claim, it may determine that Irish law and not U.S. law is applicable to the claim. If U.S. law is found to be applicable, the content of applicable U.S. law must be proven as a fact by expert witnesses, which can be a time consuming and costly process. Certain matters of procedure will also be governed by Irish law. There is little binding case law in Ireland that addresses the matters described above. As a result of the difficulty associated with enforcing a judgment against Alternus in Ireland, you may not be able to collect any damages awarded by either a U.S. or foreign court.

Subject to specified time limitations and legal procedures, under the rules of private international law currently prevailing in Ireland, Irish courts may enforce a U.S. judgment in a civil matter, including a judgment based upon the civil liability provisions of U.S. securities laws, as well as a monetary or compensatory judgment in a non-civil matter, provided that the following key conditions are met:

•	subject to limited exceptions, the judgment is final and non-appealable;

•	the judgment was given by a court competent under the laws of the state of the court and is otherwise enforceable in such state;

•	the judgment was rendered by a court competent under the rules of private international law applicable in Ireland;

•	the laws of the state in which the judgment was given provide for the enforcement of judgments of Irish courts’ judgments;

•	adequate service of process has been effected and the defendant has had a reasonable opportunity to present his arguments and evidence;

•	the judgment is enforceable under the laws of Ireland and its enforcement are not contrary to the law, public policy, security or sovereignty of Ireland;

•	the judgment was not obtained by fraud and does not conflict with any other valid judgment in the same matter between the same parties; and

•	an action between the same parties in the same matter was not pending in any Irish court at the time the lawsuit was instituted in the U.S. court.”

A significant portion of our total outstanding shares are restricted from immediate resale but may be sold, page 39

17.	We note your disclosure here that under registration rights agreements included in the Investor Rights Agreement entered into with the Sponsor and Alternus, among other things, stockholders will be entitled to customary registration rights following their respective lock-up periods. We also note your disclosure on page 219 that pursuant to the terms of the Investor Rights Agreement, the Company will be obligated to, among other things, register for resale such securities that are held by the parties thereto from time to time. Please revise to disclose the amount of shares of common stock which will be subject to resale registration rights.

Company Response. The Company acknowledges the Staff’s comment and has made the requested change on page 42 of the amended proxy statement.

Clean Earth and Alternus have incurred and expect to incur significant transaction and transition costs, page 45

18.	We note your disclosure that Clean Earth and Alternus have incurred and expect to incur significant transaction and transition costs in connection with the business combination. Please quantify these costs.

Company Response. The Company acknowledges the Staff’s comment and has made the requested change on page 48 of the amended proxy statement.

Background of the Business Combination, page 89

19.	We note your disclosure that after initial vetting, the deal team documented a total of 105 potential targets, and that Clean Earth deal team’s preliminary due diligence of these potential targets progressed to various stages, with secondary stages including signing non-disclosure agreements. We further note the deal team next developed a list of four finalists and met in person with executives of three of the four finalists to confirm analysis and fit with Clean Earth’s selection criteria and mutual goals, and that based on this final stage of vetting, recommended that the Board move forward with Alternus to sign a letter of intent. Please expand your discussion in this section to describe the process utilized to evaluate the other four finalists. Please discuss the information gathered, how and by whom it was evaluated, the negotiations, if any, which occurred, and any alternative offers that were made or received. Your disclosure should clearly describe the reasons you did not consider any alternative proposal.

Company Response. The Company acknowledges the Staff’s comment and has made the requested change on page 91 of the amended proxy statement.

20.	We note your disclosure that, during April and May 2022, informal discussions took place between Clean Earth’s deal team and Alternus management, concerning a letter of intent, including a minimum valuation and percentage ownership mutually acceptable as a baseline, levels of debt being sought to complete projects in the existing pipeline and any desired equity and cash. These discussions appear to have taken place prior to and during the Clean Earth deal team’s vetting of the other potential targets. Please expand your disclosure in this regard.

Company Response. The Company acknowledges the Staff’s comment and has made the requested change on page 92 of the amended proxy statement.

21.	We note your disclosure that on August 4, 2022 there were discussions in New York City with Alternus, Clean Earth and JonesTrading, at which, among other things, the parties addressed framing the terms of the Business Combination Agreement based on the letter of intent, including addressing the terms of an earnout based on the most recent valuation, and adding an implied share price as an earnout target to take into account scenarios where target EBITDA would be obtained, but market conditions may result in share price targets not being achieved in the same timeframe. Please expand your disclosure to include a more detailed description of the negotiations surrounding this earnout consideration, including how the earnout consideration component came about and how the parties ultimately agreed on the earnout consideration of up to 35,000,000 Earn Out Shares.

Company Response. The Company acknowledges the Staff’s comment and has made the requested change on page 100 of the amended proxy statement.

22.	You disclose that, on May 10, 2022, Alternus provided four-year financial projections from 2022-2025 to Clean Earth. You also disclose that the valuation of Alternus was based, in part, on the forecast provided by Alternus and that, in supporting its decision to enter into the Business Combination Agreement and the Transactions, the Board considered, among other factors, Alternus’ projections. Please revise to clarify whether these references to Alternus’ projections relate to the four-year projections from 2022-2025 provided by Alternus to Clean Earth or to other additional projections. In addition, please revise to clarify the projections relied upon by the fairness advisor in rendering the fairness opinion. We may have additional comments.

Company Response. The Company acknowledges the Staff’s comment and has added the following sentence on page 93 of the amended proxy statement to clarify which financial projections were reviewed:

“In rendering its fairness opinion, Cabrillo Advisors reviewed Alternus’ financial projections through December 31, 2051.”

23.	Revise to clearly identify the representatives or members of management who participated in the referenced meetings and discussions. As examples, we note your general references to “Clean Earth, “Alternus,” “Alternus management,” and “Clean Earth management.”

Company Response. The Company acknowledges the Staff’s comment and has made the requested changes on page 90 and 94 of the amended proxy statement

24.	We note your disclosure that, on August 10, 2022, Clean Earth and JonesTrading executed an engagement letter confirming the retention of JonesTrading as financial advisor and as placement agent with respect to potential future financing in connection with the Business Combination. We also note you disclose that at a meeting of the Board of Directors on September 6, 2022, JonesTrading made a presentation to the Board of Directors concerning a Committed Capital on Demand equity facility to provide financing post- business combination closing and the Board discussed the facility. Please clarify whether a financing is contemplated in connection with the closing of the business combination.

In this regard, we note that the definition of “Available Cash” in your Business Combination Agreement includes “any and all amounts that are raised by Seller or its Subsidiaries between the date of [the] Agreement and the Closing that were facilitated by JonesTrading Institutional Services LLC, Citigroup Global Markets Inc. or any of their respective Affiliates.” We may have additional comments.

Company Response. The Company acknowledges the Staff’s comment and respectfully advises the Staff that the facility is not debt financing or cash on hand; it can only be drawn upon in the form of one or more equity sales after the business combination is complete, usually at least two weeks to two months.

25.	We note that Clean Earth’s charter waived the corporate opportunities doctrine. Please address this potential conflict of interest and whether it impacted Clean Earth’s search for an acquisition target.

Company Response. The Company acknowledges the Staff’s comment and respectfully advises the Staff that Clean Earth is not aware of any officer or director that was required to forego presenting any opportunity to acquire a target to Clean Earth as a result of any pre-existing fiduciary or contractual obligation and, to the Company’s knowledge, the waiver of the corporate opportunities doctrine in the Current Charter did not impact Clean Earth’s search for an acquisition target.

Projected Financial Information, page 112

26.	We note your summary of the principal assumptions used by Alternus management in preparing the projected financial information. Please revise to quantify the assumptions underlying your revenue projections, including production estimates, as appropriate.

Company Response. The Company acknowledges the Staff’s comment and has revised the projected financial information to quantify the assumptions underlying the Company’s revenue projections. The Company has revised the disclosure on pages 115-118.

27.	We note your estimated revenue projections of $49.3M, $116.3M and $251.2M in fiscal years 2023, 2024 and 2025, respectively. Please address the following:

•	Revise to disclose whether you believe your revenue projections are comparable to the actual historical revenue growth rates of publicly traded peer companies; and

•	Tell us whether alternative “cases” or “sets” of projections were prepared. If so, tell us how you considered disclosing these alternative projections and related assumptions used in their preparation.

Company Response. The Company acknowledges the Staff’s comment and has revised the estimated revenue projections to disclose the two above bullet points on pages 115-118.

Reconciliation of Non-GAAP Measures, page 115

28.	You present measures for gross profit and gross margin in your reconciliation of non- GAAP measures. Please revise the captions for these measures to clarify that they represent non-GAAP gross profit and non-GAAP gross margin. Also revise your disclosure to reconcile non-GAAP gross profit to the most directly comparable GAAP measure, fully-loaded GAAP gross margin. Refer to Item 10(e)(1)(i)(B) of Regulation S-K.

Company Response. The Company acknowledges the Staff’s comment and has updated the captions to clarify the Non-GAAP gross profits and Non-GAAP gross margins for the presentation. The Company has revised the disclosure to reconcile Non-GAAP Gross profits to the most directly comparable GAAP Gross margins on page 121-122.

Information About Alternus Overview, page 154

29.	Disclosure in this section under “Overview” does not appear to be consistent with the information under “Overview” on page 172, such as with respect to the number of parks in your operational portfolio. Please revise or advise.

Company Response. The Company acknowledges the Staff’s comment and has updated the “Overview” sections on Page 162 and 181 to ensure the numbers of parks in operational portfolio matches on page 162 and 181.

30.	We note your disclosure that you have $400 million of future lifetime revenues remaining from the 47 parks you currently operate. Please tell us how you considered whether future lifetime revenues represents a projection for which you should also disclose net income or income from continuing operations pursuant to the guidance in Item 10(b)(2) of Regulation S-K. If alternatively, you consider future lifetime revenues to be a metric, tell us how you considered disclosing how your management uses this information in managing or monitoring your business and how such information is useful to your investors as per the guidance in SEC Release No. 33-10751.

Company Response. The Company acknowledges the Staff's comment. The Company considers future lifetime revenues to represent a projection and has revised its disclosure on page 162 to reflect the required disclosure pursuant to the guidance in Item 10(b)(2) of Regulation S-K.

Prior Change of Accountant, page 200

31.	Revise to provide all of the disclosures regarding the engagement of your new accountant, Mazars Group required by Item 304(a)(2) of Regulation S-K. You also disclose on page 194 that you have not had any disagreements with your accountants on accounting and financial disclosure reportable under Item 16-F of Form 20-F. Revise to reflect that you are now subject to Item 304 of Regulation S-K and to provide all of your disclosures regarding the change in accountants in the same location in the registration statement.

Company Response. The Company acknowledges the Staff’s comment and has updated the “Prior Change of Accountant” section on Page 202 to ensure that the disclosures reflect the subject to Item 304 of Regulation S-K.

Executive Compensation, page 208

32.	Please update your compensation disclosure to reflect information for the last completed fiscal year ended December 31, 2022. Refer to Item 8 of Schedule 14A.

Company Response. The Company acknowledges the Staff’s request and has updated the “Executive Compensation” section on Page 211 to reflect information for the last completed fiscal year ended December 31, 2022.

Beneficial Ownership of Securities, page 220

33.	Please update your beneficial ownership table to provide information as of the most recent practicable date. Refer to Item 6(d) of Schedule 14A.

Company Response. The Company acknowledges the Staff’s comment and has made the requested change on page 224.

Report of 2020 Independent Registered Public Accounting Firm, page F-38

34.	Please revise the independent auditor’s report to provide a conformed signature of Marcum LLP.

Company Response. The Company acknowledges the Staff's comment Due to updates to Alternus's financials, the 2020 audit opinion of Marcum LLP is no longer required and has been removed from the amended proxy statement.

Financial Statements of Alternus Energy Group Plc for Fiscal Year Ended December 31, 2021 Note 5. Business Combination and Acquisitions of Asset, page F-62

35.	You provided the audited historical financial statements for LJG Green Source Energy Beta S.R.L., the SIG 24 Portfolio companies and Solarpark Samas Sp. Z.O.O. for fiscal years ended December 31, 2020 and 2019. Please update to provide unaudited interim financial statements for the most recent interim period prior to the acquisition of each of these acquired entities. Refer to Rule 8-04 of Regulation S-X.

Company Response. The Company acknowledges the Staff's comment. The Interim unaudited Financial Statements of LJG Green Source Energy Beta SRL are included from pages – F-96 to F-109 and The Interim unaudited Financial Statements of Solarpark Samas SP. Z.O.O are included on pages F-138 to F-149.

Financial Statements of Lucas EST SRL and Ecosfer Energy SRL Combined Statements of Income, page F-116

36.	The Income/(Loss) Before Taxes line item appears to represent the net of financial income and financial expenses as opposed to income/(loss) before taxes. Please revise as appropriate.

Company Response. The Company acknowledges the Staff’s request and has updated the Financial Statements of Lucas EST SRL and Ecosfer Energy SRL on Page F-67. The Company has updated the Financial Statement of LJG Green Source Energy Beta S.R.L for the same comment to maintain consistency on page F-83.

Annex G – Opinion of Cabrillo Advisors, page G-1

37.	We note your opinion letter from Cabrillo Advisors included as Annex G to the registration statement states that the “opinion is not to be relied upon by any stockholder of the Company, excluding the Board (in its capacity as such), by the Investors or by any other person or entity, and “[t]his opinion shall not be used for any purpose other than by the Board in connection with or otherwise related to the Transaction.” This language suggests that shareholders may not consider or rely on the information in the opinion which you have included with your proxy statement. Please revise to remove this limitation on reliance.

Company Response. The Company acknowledges the Staff's and in response to the comment, the Opinion has been revised to remove such limitation.

General

38.	Quantify the value of warrants, based on recent trading prices, that may be retained by redeeming stockholders assuming maximum redemptions and identify any material resulting risks.

Company Response. The Company acknowledges the Staff's comment. We have revised the disclosure on page 9 of the Registration Statement as requested.

39.	With a view toward disclosure, please tell us whether Clean Earth’s sponsor is, is controlled by, or has substantial ties with a non-U.S. person. Please also tell us whether anyone or any entity associated with or otherwise involved in the transaction, is, is controlled by, or has substantial ties with a non-U.S. person. If so, also include risk factor disclosure in this filing that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.

Company Response. We respectfully acknowledge the Staff’s comment and advise the Staff that the Company’s sponsor, Clean Earth Acquisitions Sponsor LLC, may be deemed to be controlled by or have substantial ties with a non-U.S. person given that David Saab, a managing member of the Company’s sponsor, is a citizen of France. However, the Company does not believe that such relationship would materially impair the ability of the Company to complete a business combination given that there is no operating U.S business being acquired. The Company has revised its disclosure on page 226 of the amended proxy statement to further disclose this information

We hope that the foregoing has been responsive to the Staff’s comments. Please direct any questions or comments regarding the foregoing to Steven Burwell at 212-969-3634 or Aaron T. Ratner at 212-739-7860.

Very truly yours,

/s/ Steven Burwell

cc:	Aaron T. Ratner. Clean Earth Acquisitions Corp.